Exhibit 99.1

Date: April 24, 2018	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CANADIAN ZINC CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting (Amended)
Record Date for Notice of Meeting :	May 18, 2018
Record Date for Voting (if applicable) :	May 18, 2018
Beneficial Ownership Determination Date :	May 18, 2018
Meeting Date :	June 27, 2018
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	136802105	CA1368021053

Sincerely,

Computershare
Agent for CANADIAN ZINC CORPORATION